Exhibit 99.6

NICE Announces Interactions 2023, The Largest CX Industry Event Showcasing
Groundbreaking AI Innovations With Market Thought Leaders and Tier 1 Celebrity
Guests

Interactions 2023 offers exclusive content exploring next-level consumer experiences created through NICE’s purpose-built Enlighten AI and award-winning cloud native CXone platform, with appearances by Sarah Jessica
Parker and multi-Grammy and Billboard Award-winning band Train

Hoboken, N.J., May 18, 2023– NICE (Nasdaq: NICE) today announced that Interactions Live 2023, the industry’s premier customer experience (CX) event, will take place June 5-7 at the Javits Center in New York City. During the three-day conference, NICE executives, CX visionaries, industry analysts and top executives from leading brands will share best practices in Digital, AI, Self Service, and WEM. This will include an innovation showcase including a demonstration of how NICE is using Enlighten AI and conversational AI in CXone to become the Trusted AI for business as well as build highly effective self-service capabilities.  This year’s event has the most impressive line-up of guests including multi-Emmy and Golden Globe award-winning actress Sarah Jessica Parker and multi-Grammy and Billboard Award-winning band, Train, in an exclusive concert for the conference attendees.

In a rich agenda of best practice sessions, CX leaders will showcase how brands can master CXi (customer experience interactions) using NICE’s unique innovation. Sessions will also include a spotlight on Digital CX, detailing how NICE’s digital solutions such as CXone Guide and ContactEngine can help build a digital contact center of the future. Sessions will also highlight agent empowerment and how service organizations can use solutions such as CXone Performance Management and Interactive Gamification to ensure agents are knowledgeable, prepared and engaged in real-time so they can create the most unique interactions.

To register for Interactions 2023 or to learn more, click here.

During Interactions, NICE will host an Investor Day on June 6, which will include product and technology sessions and presentations from NICE executives. Investors and financial analysts must register here to ensure access to the Investor Day.

“AI is rapidly transforming the customer experience space,” said Barak Eilam, CEO, NICE. “With the advent of generative AI, brands are presented with the opportunity to interact with their customers on another level. Interactions 2023 will highlight strategies for brilliant self-service. The event will showcase how brands can anticipate their customers’ needs and proactively interact with their customers. We look forward to sharing the path brands can take to become digitally fluent and lead in the digital and AI era.”

Interactions 2023 will feature Sarah Jessica Parker, an award-winning actor, producer and businesswoman who is recognized for her immense accomplishments both on and off the screen. NICE is excited to welcome Sarah Jessica Parker on the 25th anniversary of the premiere of her world-renowned TV series Sex And The City.

Attendees will also enjoy an exclusive, private concert from award-winning band, Train. It will be a night to remember, an unmatched experience you will only see at this year’s Interactions.

Note: Select sessions are closed to the press with no personal photography, note taking or recording being permitted.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Eilam are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.